Mail Stop 3561
      October 15, 2005

M. Dewey Bain
President and Chief Executive Officer
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041

      Re:	Planetlink Communications, Inc.
		Preliminary Proxy Statement on Schedule 14A
      Filed September 19, 2005
		File No. 0-31763

Dear Mr. Bain:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Nominees, page 7
1. In accordance with of Item 401 of Regulation S-B, please provide the last 5 years of business experience for Messrs. Bain, Chemtov and
Williams.

Board Meetings and Committees, page 10
2. Please provide all the information required by Item 7(d)(1)(i) of
Schedule 14A. For example, please state the number of committee meetings held by each committee.
Nominating Committee, page 10
3. Please provide all the information required by Item 7(d)(2)(i) and
(ii). For example, please disclose whether your nominating committee charter is available on your website. If it is on your website, please provide your website address. Please note that this is an example only. Please review your disclosure for compliance with the
Item requirements.
Audit Committee, page 10
4. Please provide all the information required by Item 7(d)(3). For example, provide the information required by Item 306 of Regulation
S-B.

Principal Shareholders and Holdings by Officers and Directors,
page
11
5. We note that in the 13D filed on August 25, 2005 by H. Dewey Bain, he disclosed that he is the beneficial owner of 165,291,000 shares of common stock. In contrast, you disclose that Mr. Bain owns 165,922,393 shares. Please advise us of the reason for this discrepancy or revise your disclosure.
Executive Compensation, page 12
6. We note your disclosure in your Annual Report on Form 10-KSB concerning the issuance of common stock to your president to reduce a note payable to him. Please provide the information required by Item
404(a) of Regulation S-B.

Section 16(a) Beneficial Ownership Reporting Compliance, page 13
7. We note your disclosure that all of your officers and directors were late in filing their forms. Please revise your disclosure to provide for each officer and director the number of late reports, the number of transactions that were not reported on a timely basis,
and
any known failure to file a required form.  Please refer to Item
405
of Regulation S-B.

Vote Required, page 13
8. Please provide all the information required by Item 21(b).




All Other Fees - Financial Information Systems Design and Implementation Fees, page 19
9. Please revise this disclosure to use the disclosure captions prescribed by Schedule 14A, Item 9. These are captions are Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees. Clearly state the amount paid for each category even if there were no fees paid for a particular category. Also, please use more definitive language in your disclosure. You state "[t]here were no billed by Kahn, Russell
Bedford and Chisholm to the Company..." This language is confusing as it is unclear whether there were additional fees incurred but not billed and it limits the scope of the disclosure to the accounting firms named. The disclosure should describe all fees paid to all accounting firms.

Proxy Card
10. We note that in connection with the proposal to restate and amend your certificate of incorporation, you intend to increase the number of authorized shares plus provide for a class of preferred stock and to augment the provisions concerning the indemnification of officers and directors. You are not presenting these changes as separate proposals for shareholders to vote upon. Please advise why you have bundled these two different issues under one proposal. Refer to Rule
14a-4(a)(3) and the Fifth Supplement to the Division of Corporation
Finance`s Manual of Publicly Available Telephone Interpretations
(September 2004).
11. The proxy card entries for nominees for election as directors may not have an abstain box. See Rule 14a-4(b)(2). Please revise your proxy card to provide for each nominee for election as directors a form of proxy that clearly provides for security holders to withhold authority to vote for each nominee.

***

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   	You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at
(202) 551-3720 with any questions.




      Sincerely,



	H. Christopher Owings
      Assistant Director





Martin Mushkin, Esq.
Paykin Greenblatt Lester & Krieg
FAX: (212) 684-9022

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M. Dewey Bain
Planetlink Communications, Inc.
October 15, 2005
Page 4